Exhibit 99.1

Thunder Bridge II and indie Semiconductor Merger Announcement

Conference Call Transcript

December 15, 2020

8:00 a.m. EST

Operator:

Welcome to today’s conference call announcing the business combination of indie Semiconductor and Thunder Bridge Acquisition II, Ltd. Joining us on the call are Gary Simanson, founder, president and chief executive officer of Thunder Bridge II, and Donald McClymont, co-founder, chairman and chief executive officer of indie Semiconductor.

We would first like to remind everyone that this call contains forward-looking statements including, but not limited to, indie Semiconductor and Thunder Bridge II’s expectations or predictions of financial and business performance and conditions, competitive and industry outlook and the timing and completion of the transaction. Forward-looking statements are inherently subject to risks, uncertainties and assumptions and they are not guarantees of performance. We encourage you to read the press release issued today, the accompanying presentation, and Thunder Bridge II’s public filings with the SEC for a discussion of the risks that can affect the transaction, Thunder Bridge II’s business, and the outlook of the combined company.

indie Semiconductor and Thunder Bridge II are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This conference call is for informational purposes only and shall not constitute an offer to buy any securities or a solicitation of any vote in any jurisdiction pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

And now, I would now like to introduce Gary Simanson.

Gary Simanson:

Good morning and welcome everyone. By way of background, Thunder Bridge Acquisition II is a $345 million special purpose acquisition company launched in August 2019. Our management team is comprised of long-term oriented, results driven investors and advisors, with a breadth of experience across public markets. This is personally my third SPAC transaction, and follows Thunder Bridge I’s merger with Repay Holdings, one of the best performing SPACs to date.

Since our initial public offering, we have considered over 100 potential merger partners and have had our choice of many attractive targets that were seeking a business combination. We believe that this particular transaction is the most unique, compelling opportunity that we’ve come across.

As Donald will walk through in further detail, indie is a fast growing, next-generation Autotech semiconductor and software pure-play provider. You will see that indie has a large and growing addressable market that provides an opportunity to rapidly accelerate its growth over the next 5 years. What’s even more compelling is that this growth is underpinned by over $2 billion in strategic backlog with multiple Tier 1 automotive suppliers. We define strategic backlog as projected revenue based on existing design contracts and historical customer production trends. This position provides us with significant confidence in indie’s revenue outlook over the next 5 years.

We look for-under-the radar investments where a company can solve complex and demanding problems and where a capital injection can create significant shareholder value. Based on all of my conversations with indie's customers, there appears to be an enormous pent-up demand that indie is well-positioned to capitalize on.

I'll add a few words about the transaction parameters: the implied equity value of the business combination is approximately $1.4 billion, with a $982 million post money enterprise value. That implies a multiple of less than 2x projected 2025 revenue and 6.4x projected 2025 EBITDA. Our PIPE was oversubscribed at $150 million. The transaction should result in $495 million in cash to the combined company before expenses, assuming no redemptions by our shareholders. Importantly, indie’s shareholders and management are rolling over 100% of their equity into this transaction, showing both their commitment and belief in the company’s long-term growth potential.

With that, I would now like to turn the call over to the co-founder and CEO of indie Donald McClymont to tell you more about the company.

Donald McClymont:

Thank you, Gary. And thank you to everyone joining us this morning. We are excited to introduce to you indie and walk through some of the highlights of our transaction.

indie is empowering the Autotech revolution with next generation automotive semiconductors and software platforms. Specifically, we focus on EDGE sensors for Advanced Driver Assistance Systems including LiDAR, connected car, user experience and electrification applications. These technologies represent the core underpinnings of both electric and autonomous vehicles, while the advanced user interfaces transform the in-cabin experience to mirror and seamlessly connect to the mobile platforms we rely on every day.

Our highly innovative technologies come precisely at a time when there is a dramatic shift occurring in the automotive industry.

Today, our portfolio addresses a $16 billion market, as estimated by IHS, which they expect will exceed $38 billion by 2025, driven by rising demand for silicon and software content within vehicles.

Tier 1 automotive customers are demanding a step function increase in electronic performance and complexity while simultaneously experiencing a reduction in qualified, field-proven suppliers caused by semiconductor industry consolidation. This competitive dynamic has created enormous opportunities for indie.

It is important to note that our growth outlook is not dependent on global automotive volumes, but rather by the increased levels of semiconductor content required in vehicles to support advanced application.

For example, when we started indie, on average there was an approximate $200 worth of addressable content per car. Today, that number has grown to roughly $300. In the future, we expect there will be multi-thousand-dollar per vehicle opportunities as semiconductor content increases more than 10-fold and ultimately eclipses spending on the propulsion unit.

indie is also partner and customer agnostic. Some of our key customers include Aptiv, Valeo, and Magna, but we plan to service new entrants in the LiDAR and electric vehicle markets.

indie has already shipped over 100 million devices into Tier 1 automotive suppliers. This is a powerful testament to the traction we have achieved in our short history through our highly innovative mixed signal SoC solutions.

Keep in mind, the automotive environment is harsh. Vehicles are exposed to fluctuations in temperature and humidity and must meet high standards of quality and reliability, while fulfilling exacting functional safety requirements. Given our 13 years of industry experience, indie has overcome extremely high barriers to entry and is well positioned to solve some of the most demanding Autotech design challenges.

Thus far, we have successfully partnered with some of the leading global Tier 1 automotive suppliers, and currently have a presence on 12 approved vendor lists. Our products and solutions have been validated by the market, resulting in a strategic backlog of over $2 billion – which we define as projected revenues based on existing contracts, design and pricing terms and historic production trends of our customers. In addition to the strong visibility this position provides, we have an incremental pipeline of $2.5 billion, which we also expect to convert to revenue over time.

Specifically, over the course of the next five years, we project that our top line will grow at 85% compound annual growth rate to approximately half a billion dollars. At the same time, we are planning to increase R&D investments as we double down on programs where there is a strong customer pull. Accordingly, as we ramp and improve our product mix, we see a clear path to our long-term targets of 60% gross margin and 30% operating margins by 2025. Importantly, indie’s fabless model will allow us to generate substantial free cash flow as our business further matures.

In closing:

•         indie is focused on many of the highest growth segments of the semiconductor automotive market

•         We are building on a leadership platform with a differentiated product offering and winning roadmaps

•         The competitive dynamic is opening doors to indie’s innovations and nimble design approach, and

•         We have a proven leadership team with a track record of pushing the mixed signal SoC integration envelope while delivering on extraordinary results

Our combination with Thunder Bridge II enables us to capitalize on our existing design win pipeline, extend indie’s product reach, drive scale and outpace each of our addressable markets.

By smartly deploying our financial firepower, we intend to accelerate our growth plans, and most importantly, maximize shareholder value.

To that end, today represents a major step and we couldn’t be more excited as we take indie to the next level.

Thank you again for joining us.

We look forward to updating you on our progress.